SEC

19010958

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KPG Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1790 Bonanza Drive, Suite 102
(No. and Street)

Park City	UT	84060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAY GETTENBERG (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth P. Gettinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KPG Capital Partners LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180378
Qualified in New York County
Commission Expires March 8, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPG Capital Partners, LLC

Report on Audit of Financial Statements
and Supplementary Information

For the Year Ended June 30, 2019

KPG Capital Partners, LLC

Contents
For the Year Ended June 30, 2019

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Members of
KPG Capital Partners, LLC
2078 Prospector Avenue, Unit 11
Park City, UT 84060

Opinion on the Financial Statements

We have audited the accompanying balance sheet of KPG Capital Partners, LLC (the "Company") as of June 30, 2019, the related statements of operations, changes in members' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" has been subjected to audit procedures performed in conjunction with the audit of the KPG Capital Partners, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2014.

New York, NY
August 8, 2019

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
June 30, 2019

ASSETS	
Cash	$ 172,412
Accounts Receivable	1,072,117
Prepaid Expenses	15,645
Security Deposit	5,800
TOTAL ASSETS	$ 1,265,974
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES:	
Accounts Payable and Accrued Expenses	$ 10,701
COMMITMENTS AND CONTINGENCIES (Notes 3 & 5)	
MEMBERS' EQUITY	1,255,273
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,265,974

See Independent Auditors' Report and
Notes to Financial Statements.

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Operations
For the Year Ended June 30, 2019

REVENUE:	
Management Fees	4,676,154
Incentive Fees	227,603
Total Revenue	4,903,757
OPERATING EXPENSES:	
Guarenteed payments	2,625,000
Salaries, registered representative compensation and related costs	1,420,769
Rent expense	77,458
Dues and subscriptions	7,412
Data services	33,346
Professional fees	71,950
Office and other expenses	24,226
Regulatory fees	48,136
Insurance	44,320
Travel & entertainment expenses	157,261
Telephone	2,459
Total expenses	4,512,337
NET INCOME	$ 391,420

See Independent Auditors' Report and
Notes to Financial Statements.

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Members' Equity
For the Year Ended June 30, 2019

MEMBERS' EQUITY, JUNE 30, 2018	$	863,853
Net income		391,420
MEMBERS' EQUITY, JUNE 30, 2019	$	1,255,273

See Independent Auditors' Report and
Notes to Financial Statements.

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
For the Year Ended June 30, 2019

OPERATING ACTIVITIES:		
Net income	$	391,420
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in receivables		(328,051)
Decrease in prepaid assets		2,707
Decrease in security deposits		2,885
Decrease in accounts payable and accrued expenses		(183)
Net cash provided by operating activities		68,778
NET DECREASE IN CASH		68,778
CASH AT BEGINNING OF YEAR		103,634
CASH AT END OF YEAR	$	172,412
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
CASH PAID DURING THE YEAR FOR:		
INTEREST	$	-
TAXES	$	-

See Independent Auditors' Report and
Notes to Financial Statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization and Nature of Business

KPG Capital Partners, LLC (the "LLC") was formed on December 16, 2011 as a Delaware limited liability company and is solely owned by Ken Gettinger individually. The LLC began operations as a broker dealer on March 27, 2013 as a member of the Financial Industry Regulatory Authority, and is exempt from the requirements of rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the LLC does not take custody of any customer funds or securities. The LLC's primary business activity is to raise capital and receive management and/or incentive fees based on capital raised.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and cash equivalents - The LLC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The LLC's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The LLC has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Revenue recognition - The LLC earns management fees based on a percentage of capital introduced to its customers, as well as incentive fees based on performance of the capital invested into the customers. Revenues are recorded on the accrual basis.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Income taxes – The LLC is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the personal tax return of the sole member.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments

Office Space: The LLC leases its office space under two leases which expire on September 30, 2019 and October 31, 2019. The future minimum rental commitment through termination is:

Year	Amount
2019	19,100

4. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2019, the LLC had net capital of $161,712 which was $156,712 in excess of its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was 7%.

5. Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Subsequent Events

The LLC has evaluated all subsequent events from the date of the balance sheet through August 13, 2019, which represents the date these financial statements are available to be issued. There were no events or transactions occurring during the subsequent event reporting period which require recognition or disclosure in the financial statements.

7. Lease Accounting

In connection with new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year after December 31, 2019, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. As of July 1, 2019, the Company does not maintain any leases in excess of a one year term. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There will be no impact to the Company's net capital.

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
30-Jun-19

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 1,255,273
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	(1,093,562)
NET CAPITAL	$ 161,712
AGGREGATE INDEBTEDNESS:	
Account Payable and Accrued Expenses	$ 10,701
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	5,000
Excess net capital	$ 156,712
Excess net capital at 1,000 percent	$ 156,712
Percentage of aggregate indebtedness to net capital	7%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2019

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Computation for Determination of the Reserve Requirements and Information Relating
to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended June 30, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under section (k)(2)(i) of the Rule.

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Exemption Report
For the Year Ended June 30, 2019

KPG Capital Partners, LLC claims exemption from Rule 15c3-3 under SEC Rule 15c3-3 section (k) paragraph 2 for the period from July 1, 2018 through June 30, 2019. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of KPG Capital Partners, LLC." To our best knowledge and belief, we did not identify any exceptions to this exemption during the referenced period.

Signature:

Title: CCO

Date: 8/13/2019

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
KPG Capital Partners, LLC
2078 Prospector Avenue, Unit 11
Park City, UT 84060

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KPG Capital Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which KPG Capital Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i), (the "exemption provisions") and (2) KPG Capital Partners, LLC stated that KPG Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. KPG Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KPG Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
August 8, 2019

KPG CAPITAL PARTNERS, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended June 30, 2019

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
KPG Capital Partners, LLC
2078 Prospector Avenue, Unit 11
Park City UT 84060

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by KPG Capital Partners, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation amended (Form SIPC-7) of KPG Capital Partners, LLC for the year ended June 30, 2019, solely to assist you and SIPC in evaluating the KPG Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation amended (Form SIPC-7). KPG Capital Partners, LLC's management is responsible for the KPG Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1- Compared the listed assessment payments in amended Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2- Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019 with the Total Revenue amount reported in the amended Form SIPC-7 for the year ended June 30, 2019, noting no differences;
3- Compared any adjustments reported in amended Form SIPC-7 with supporting schedules and working papers, noting no differences;
4- Recalculated the arithmetical accuracy of the calculations reflected in amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5- Compared the amount of any overpayment applied to the current assessment with the amended Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the amended Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP (NY)
August 8, 2019

KPG CAPITAL PARTNERS, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended June 30, 2019

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 4,903,757
Additions	-
Deductions	-
SIPC Net Operating Revenues	$ 4,903,757

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 4,903,757
General Assessment	7,356

Assessment Remittance:

Less: Payment made with Form SIPC-6 in January, 2019	(3,171)
Assessment Balance Due	$ 4,185

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended June 30, 2019:

SIPC Net Operating Revenues as computed by the Company on Amended Form SIPC-7	$ 4,903,757
SIPC Net Operating Revenues as computed above	4,903,757
Difference	$ -